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                                September 2, 2020

       Martin McNulty, Jr.
       Chief Executive Officer
       Starboard Value Acquisition Corp.
       777 Third Avenue, 18th Floor
       New York, New York 10017

                                                        Re: Starboard Value
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed August 28,
2020
                                                            File No. 333-248094

       Dear Mr. McNulty:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 1 to Form S-1 filed August 28, 2020

       Exhibits

   1.                                                   We note that Section
9.3 of the Form of Warrant Agreement filed as Exhibit 4.4 includes an applicable law
provision limiting where claims may be brought (e.g., the courts of the
                                                        State of New York or
the United States District Court for the Southern District of New
                                                        York). Please clarify
if this provision is applicable to investors in this offering and, if so, whether it applies to
claims made under the federal securities laws. If the provision is applicable to investors
in this offering, please also revise your prospectus to discuss the provision, including a
description of any risks or other impacts on investors and whether there is uncertainty as
to its enforceability.
 Martin McNulty, Jr.
FirstName LastNameMartin
                Acquisition McNulty, Jr.
Starboard Value             Corp.
Comapany 2,
September  NameStarboard
              2020        Value Acquisition Corp.
September
Page 2     2, 2020 Page 2
FirstName LastName
       You may contact Jeffrey Lewis at 202-551-6216 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Erin E. Martin at 202-551-3391 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:      Alice Hsu